

Mail Stop 3561

April 14, 2009

William J. Doyle
Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
Suite 500
122 – 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3

> **Re:** **Potash Corporation of Saskatchewan Inc.**
> **File Number: 001-10351**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**

Dear Mr. Doyle:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Exhibit 99(a)

Compensation, page 37

1. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets for your named executive officers, including budgeted earnings per share targets and cash flow per share targets related to your chief executive officer compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Compensation Committee Responsibilities and Procedures, page 38

2. You state that you review and approve on an annual basis the compensation structure of your executive officers, including the parameters for salary adjustments made at the discretion of the chief executive officer. In future filings, please disclose in reasonably complete detail how the parameters are set and the role of the chief executive officer in your compensation processes.

Performance Option Plans, page 48

3. We note that awards under the performance option plans were based upon achievement of a targeted cash flow return on investment ("CFROI") of 2.50. In 2008, the CFROI was 16.50, or approximately 6 times the maximum vesting level. Please revise your future filings to more fully discuss your methodology for linking compensation study results and the vesting schedule targets. In addition, please discuss the level of difficulty in achieving targeted levels in light of your historical performance.

Compensation Consultants and Comparator Groups, page 51

4. It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against the 20 companies in the "Comparator Group," as listed on page 52. Please tell us whether you also benchmark against the companies found

in the additional executive compensation surveys of U.S.-based companies with similar industry and revenue size in your executive compensation process. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate surveys used if they were a material component of your executive compensation consideration.

Chief Executive Officer Compensation, page 53

5. You describe various factors which affected your determination of your chief executive officer's 2009 base salary and 2008 short-term bonus award. Among those factors was the performance of your common stock relative to the DJUSBMI and the sector average. We note your common stock performance was better than the DJUSBMI and worse than the sector average. However, it is unclear whether your stock's performance was viewed by the committee as a positive or negative factor. Please explain in greater detail how the relative performance of your common stock impacted your salary and bonus award determination.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Lauren Nguyen at (202) 551-3642. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor